UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ICL GROUP LTD.

1.	Q4 2021 Investor Presentation

 Fourth Quarter 2021  Financial Results  Raviv Zoller  February 9, 2022  President and CEO

 Important legal notes  2  Disclaimer and safe harbor for forward-looking statements  The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in ICL Group Ltd. (ICL Group or company) securities or in any securities of its affiliates or subsidiaries.This presentation and/or other oral or written statements made by ICL Group during its presentation or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, its 2022 guidance, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters.Because such statements deal with future events and are based on ICL Group’s current expectations, they could be impacted or be subjected to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in the company’s Annual Report on Form 20-F for the year ended December 31, 2020, and in subsequent filings with the Tel Aviv Stock Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). Therefore, actual results, performance or achievements of the company could differ materially from those described in or implied by such forward-looking statements.Although the company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can provide no assurance expectations will be achieved. Except as otherwise required by law, ICL Group disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.  Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however, ICL Group disclaims the accuracy and completeness of such information, which is not guaranteed. Internal estimates and studies, which the company believes to be reliable, have not been independently verified. The company cannot assure such data is accurate or complete.Included in this presentation are certain non-GAAP financial measures, such as adjusted operating income, adjusted operating income margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted EPS, segment EBITDA, segment EBITDA margin and free cash flow, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. Please note other companies may calculate similarly titled non‑GAAP financial measures differently than ICL Group and definitions of these measures may differ from those used by other companies or such companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-GAAP financial measures as tools for comparison. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Please refer to the company’s fourth quarter 2021 press release for the period ended December 31, 2021, and the appendix to this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.

   3              Fourth quarter summary  Record specialties results with higher commodity prices    Significant growth in sales  All-time fourth quarter record EBITDA  Continued strategic focus on long-term specialty solutions  Commodity upside momentum   All four businesses delivered double-digit growth  Accelerated cash flow generation  Fifth consecutive quarter of dividend distribution growth

 Fourth quarter 2021  4  Key financial highlights  (1) Adjusted operating income and margin, adjusted net income, adjusted EBITDA and margin, adjusted EPS and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix.  US$Mex. per share  4Q’21  4Q’20  YoY Change  Sales   $2,038    $1,317   55%  Gross profit   $857    $405   112%  Gross margin  42%  31%  1130 bps  Operating income   $461    $139   232%  Adjusted operating income(1)  $458  $143  220%  Adjusted operating margin(1)  22%  11%  1162 bps  Net income, attributable   $283    $65   335%  Adjusted net income, attributable(1)  $339   $68   399%   Adjusted EBITDA(1)   $575    $268   115%  Adjusted EBITDA margin(1)  28%  20%  786 bps  Diluted earnings per share   21¢    5¢   320%  Adjusted diluted EPS(1)  26¢   5¢   395%  Operating cash flow   $344    $258   33%  Free cash flow  $166  $80  108%

             Key fourth quarter financial metrics  5  Outstanding year-over-year improvement  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.  Operating Cash Flow  Adjusted EBITDA(1)  US$M  US$M  Up 55% YoY  Up 115% YoY  Up $86M YoY  Sales  US$B

Industrial Products

Record quarterly sales



Sales
US$M
$600
$500
$400
$300
$200
+26%
$336
$422
4Q'20
4Q'21



EBITDA[1]
US$M
$300
$200
$100
$0
+25%
$103
$129
4Q'20
4Q'21

(1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.



Key highlights

- Strong demand across key products and regions
- Continued benefit from long-term, strategic agreements
- Growth in clear brine fluids sales
- Significant contribution from phosphorus-based flame retardants and specialty minerals
- Additional capacity expansions on track
- Record FY'21 sales and profit contributed to record cash flow

6

     Potash  7  Continued strength in price and demand   Key highlights  Average realized price per ton increased to $487Up 114% YoY, driven by strong global crop demand and allocation optimization Dead Sea – P-9 pumping operations commenced in early 2022Granular production record – approximately 50% of total productionPolysulphate – production up 36%, with sales volumes up 42% Boulby mining application approved through 2048  (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.  Sales  US$M  EBITDA(1)  US$M  +247%  +84%

Phosphate Solutions

Record quarterly sales and profit for specialties



Sales
US$M
Specialty
Commodity
$800
$600
$400
$200
$0
+22%
$501
$609
$291
$210
$373
$236
4Q'20
4Q'21



EBITDA(1)
US$M
Specialty
Commodity
$300
$200
$100
$0
+95%
$75
$146
$38
$37
$59
$87
4Q'20
4Q'21

Key highlights

- Specialty food and industrial sales increased, with strong demand across all regions
  - New alternative-protein plant launched in December
- Continued strong YPH performance, with higher prices and improved efficiency
  - Increasing demand from LFP battery market drove higher specialty MAP sales
- Significant increase in phosphate fertilizer sales and profitability, driven by record production and market tightness
- Rotem concession extended through 2024
- Record FY'21 phosphate specialty sales and profits

(1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

8

Innovative Ag Solutions

Positive momentum continued, with record organic growth



Sales
US$M
Acquisitions
$500
$400
$300
$200
$100
$0
+133%
$380
$157
$223
$163
4Q'20
4Q'21



EBITDA(1)
US$M
Acquisitions
$200
$150
$100
$50
$0
+336%
$48
$28
$20
$11
4Q'20
4Q'21

Key highlights

- Strong demand and higher volumes across most regions and product lines
  - Robust growth globally for turf and ornamental
  - Record specialty fertilizer sales, with increases across all regions
- Continued significant organic growth momentum
- Outstanding performance from recent Brazilian acquisitions
- Record FY'21 organic and total sales and profits



(1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

9

Impactful events

Company continuing to target excellence in 2022



Innovation

- Internal innovation delivered ~$40M of '21 annual efficiencies
- Internal accelerator achieved additional +$100M annual profit run-rate
- ICL ADS ranked as top-five most innovative in Brazil



Sustainability

- Launched Green Sdom initiative
- Awarded EcoVadis Gold medal
- Opened alt-protein plant and achieved non-GMO certification
- Focused on circular economy with sustainable peat alternative



Partnership

- Supplying clear brine fluids to the UAE
- Collaborating with Columbia University on battery technology
- Teaming with PlantArcBio on biostimulants technology

10

Key 2021 takeaways

Consistent strength, with EBITDA improvement across all divisions



- Record specialties performance, with all-time record profitability, plus commodity upside
- Agriculture – expanded reach into Brazil via acquisitions and provided additional profitability and seasonal balance between hemispheres
- Food – added alternative protein capacity and invested in foodTech start-up
- Industrial – benefitted from focus on long-term customer partnerships and added new capacity
- Financials – made significant acquisitions, while maintaining debt level

11

Outlook for 2022

Maintaining long-term specialties focus

- Firm commodity prices through first half
- Strong visibility for specialties
- Investing to support future growth, with higher growth CAPEX focused on long-term contracts and additional infrastructure
- Generating new opportunities and efficiencies through innovation
- Sustainability efforts on-track and gaining momentum
- Disciplined cost management and operational excellence to support strong cashflow

Continuing to execute on strategic leadership goals in the areas of sustainable agriculture, food and industrial solutions

12

 Fourth Quarter 2021  Financial Results  Aviram Lahav  CFO

 Fourth quarter 2021  14  Key financial highlights  (1) Adjusted operating income and margin, adjusted net income, adjusted EBITDA and margin, adjusted EPS and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix.  US$Mex. per share  4Q’21  4Q’20  YoY Change  Sales   $2,038    $1,317   55%  Gross profit   $857    $405   112%  Gross margin  42%  31%  1130 bps  Operating income   $461    $139   232%  Adjusted operating income(1)  $458  $143  220%  Adjusted operating margin(1)  22%  11%  1162 bps  Net income, attributable   $283    $65   335%  Adjusted net income, attributable(1)  $339   $68   399%   Adjusted EBITDA(1)   $575    $268   115%  Adjusted EBITDA margin(1)  28%  20%  786 bps  Diluted earnings per share   21¢    5¢   320%  Adjusted diluted EPS(1)  26¢   5¢   395%  Operating cash flow   $344    $258   33%  Free cash flow  $166  $80  108%

         Pricing across mineral value chain  15  Commodity price upcycle  Sources: GMOP and phosphoric acid - CRU Fertilizer Week, as of 12.31.21; Supramax - Simpson Spence Young (SSY), as of December 2021; Sulfur - CRU, as of 12.31.21.  GMOP FOB NOLA  US$/ton  Phosphoric acid  CFR contract India US$/ton  Sulfur Bulk FOB Middle East Spot  US$/ton  Supramax Timecharter Average  US$/day

 Fourth quarter 2021  16  Sales bridges  Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales  US$M  Specialty 61%Commodity 39%  Sales by segment  US$M  Acquisitions 41%Organic 59%  $380  $609

 Fourth quarter 2021  17  Profit bridges  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Adjusted EBITDA(1)  US$M  Adjusted EBITDA(1) by segment  US$M  Specialty 40%Commodity 60%  Acquisitions 58%Organic 42%  $48  $146

 Full year 2021  18  Sales bridges  Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales  US$M  Specialty 55%Commodity 45%  Sales by segment  US$M  Acquisitions 27%Organic 73%  $1,617  $1,931  $2,432  $1,245

 Full year 2021  19  Profit bridges  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Adjusted EBITDA(1)  US$M  Adjusted EBITDA(1) by segment  US$M  Specialty 40%Commodity 60%  Acquisitions 38%Organic 62%  $522  $159

Financial strength

Continued growth in cash flow

Highlights for 4Q'21

- Net debt to adjusted EBITDA improved to 1.4
- Operating cash flow of $344M vs. $258M in 4Q'20
- Free cash flow of $166 vs. $80M in 4Q'20

Highlights for FY'21

- Completed ~$550M of acquisitions
- Monetized investments and exited non-core assets
- Maintained debt levels



Note: Free cash flow and adjusted EBITDA are non-GAAP financial measures; see reconciliation tables in appendix.

20

 Guidance  21  Full year 2022  (1) See guidance and non-GAAP financial measures in appendix. Note: Adjusted EBITDA is a non-GAAP measure, see appendix for calculation.  Expect adjusted EBITDA range of $1,850 million to $2,050 million(1) Of which, EBITDA of specialty businesses to represent between $875 million to $925 million of FY’22

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICLView our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  Fourth Quarter 2021  Financial Results

Results of operations

Fourth quarter and full year 2021

Industrial Products US$M	4Q'21	4Q'20	FY'21	FY'20
Segment sales	**$422**	**$336**	**$1,617**	**$1,255**
Sales to external customers	$418	$333	$1,601	$1,242
Sales to internal customers	$4	$3	$16	$13
Segment operating profit	**$111**	**$80**	**$435**	**$303**
Depreciation and amortization	$18	$23	$65	$77
Capital expenditures	$25	$23	$74	$84
Segment EBITDA	**$129**	**$103**	**$500**	**$380**

Phosphate Solutions US$M	4Q'21	4Q'20	FY'21	FY'20
Segment sales	**$609**	**$501**	**$2,432**	**$1,948**
Sales to external customers	$580	$479	$2,334	$1,871
Sales to internal customers	$29	$22	$98	$77
Segment operating profit	**$97**	**$21**	**$307**	**$66**
Depreciation and amortization	$49	$54	$215	$210
Capital expenditures	$66	$95	$238	$275
Segment EBITDA	**$146**	**$75**	**$522**	**$276**

Potash US$M	4Q'21	4Q'20	FY'21	FY'20
Segment sales	**$698**	**$379**	**$1,931**	**$1,346**
Sales to external customers	$541	$276	$1,401	$979
Sales to internal customers	$18	$28	$94	$95
Other and eliminations(1)	$139	$75	$436	$272
Segment operating profit	**$244**	**$40**	**$399**	**$120**
Depreciation and amortization	$44	$43	$165	$166
Capital expenditures	$98	$104	$298	$296
Segment EBITDA	**$288**	**$83**	**$564**	**$286**

Innovative Ag Solutions US$M	4Q'21	4Q'20	FY'21	FY'20
Segment sales	**$380**	**$163**	**$1,245**	**$731**
Sales to external customers	$374	$158	$1,226	$715
Sales to internal customers	$6	$5	$19	$16
Segment operating profit	**$33**	**$5**	**$121**	**$40**
Depreciation and amortization	$15	$6	$38	$25
Capital expenditures(2)	$21	$9	$36	$20
Segment EBITDA	**$48**	**$11**	**$159**	**$65**

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.
(1) Primarily includes salt produced in the UK and Spain, Polysulphate and Polysulphate-based products, magnesium-based products, and sales of electricity produced in Israel; (2) Not including capital expenditures for the Brazilian acquisitions in the first half of 2021. For further information, see Note 3 to the company's interim financial statements in the current quarter's 6-K report.

24

 Industrial Products  25  Fourth quarter and full year 2021  US$M  4Q Sales  FY Sales  2020   $336    $1,255   Quantity   $18    $198   Price   $71    $150   Exchange rates   ($3)   $14   2021   $422    $1,617   US$M  4Q Segment EBITDA  FY Segment EBITDA  2020   $103    $380   Quantity   $11    $94   Price   $71    $150   Exchange rates   ($6)   ($12)  Raw materials   ($21)   ($57)  Energy   $1    $2   Transportation   ($9)   ($22)  Operating and other expenses   ($21)   ($35)  2021   $129    $500   Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.  Industrial Products US$M  4Q'21  4Q'20  FY'21  FY'20  Segment sales   $422    $336    $1,617    $1,255   Sales to external customers   $418    $333    $1,601    $1,242   Sales to internal customers   $4    $3    $16    $13   Segment operating profit   $111    $80    $435    $303   Depreciation and amortization   $18    $23    $65    $77   Capital expenditures   $25    $23    $74    $84   Segment EBITDA   $129    $103    $500    $380

Potash

Fourth quarter and full year 2021

Potash *US$M*	4Q'21	4Q'20	FY'21	FY'20
Segment sales	**$698**	**$379**	**$1,931**	**$1,346**
Sales to external customers	$541	$276	$1,401	$979
Sales to internal customers	$18	$28	$94	$95
Other and eliminations[(1)]	$139	$75	$436	$272
Gross profit	**$386**	**$138**	**$894**	**$472**
Segment operating profit	**$244**	**$40**	**$399**	**$120**
Depreciation and amortization	$44	$43	$165	$166
Capital expenditures	$98	$104	$298	$296
Average realized price[(2)]	$487	$228	$337	$230
Segment EBITDA	**$288**	**$83**	**$564**	**$286**

Potash production and sales *000s of tons*	4Q'21	4Q'20	FY'21	FY'20
Production	1,188	1,208	4,514	4,527
Total sales, including internal sales	1,147	1,333	4,434	4,666
Closing inventory	355	275	355	275

US$M	4Q Sales	FY Sales
2020	**$379**	**$1,346**
Quantity	$4	$72
Price	$318	$496
Exchange rates	($3)	$17
2021	**$698**	**$1,931**

US$M	4Q Segment EBITDA	FY Segment EBITDA
2020	**$83**	**$286**
Quantity	($7)	($13)
Price	$318	$496
Exchange rates	($7)	($31)
Energy	($20)	($30)
Transportation	($38)	($97)
Operating and other expenses	($41)	($47)
2021	**$288**	**$564**

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.
(1) Primarily includes salt produced in the UK and Spain, Polysulphate and Polysulphate-based products, magnesium-based products, and sales of electricity produced in Israel; (2) Potash average realized price (USD per ton) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is primarily marine transportation costs.

26

 External potash metrics  27  Average market prices and imports  Sources: CRU (Fertilizer week Historical Price: January 2022), FAI, Brazil and Chinese customs data.  Average prices  4Q’21  4Q’20  YoY Change  3Q’21  QoQ Change  Granular potash – BrazilCFR spot US$ per ton  $787   $248   217%  $674   17%  Granular potash – Northwest EuropeCIF spot/contract € per ton  €543   €234   132%  €409   33%  Standard potash – Southeast AsiaCFR spot US$ per ton  $578   $240   141%  $449   29%  Potash imports in millions of tons            To Brazil  3.4  2.9  17%  4.0  (15%)  To China  1.6  2.0  (20%)  1.5  7%  To India  0.5  1.1  (55%)  0.7  (29%)

Phosphate Solutions
Fourth quarter and full year 2021

Phosphate Solutions *US$M*	4Q'21	4Q'20	FY'21	FY'20
Segment sales	**$609**	**$501**	**$2,432**	**$1,948**
Sales to external customers	$580	$479	$2,334	$1,871
Sales to internal customers	$29	$22	$98	$77
Segment operating profit	**$97**	**$21**	**$307**	**$66**
Depreciation and amortization(1)	$49	$54	$215	$210
Capital expenditures	$66	$95	$238	$275
Segment EBITDA	**$146**	**$75**	**$522**	**$276**

Phosphate Solutions *US$M*	4Q'21	4Q'20	FY'21	FY'20
Segment sales	**$609**	**$501**	**$2,432**	**$1,948**
Specialty	$373	$291	$1,341	$1,135
Commodity	$236	$210	$1,091	$813
Segment operating profit	**$97**	**$21**	**$307**	**$66**
Specialty	$46	$24	$155	$117
Commodity	$51	($3)	$152	($51)
Segment EBITDA	**$146**	**$75**	**$522**	**$276**
Specialty	$59	$38	$208	$172
Commodity	$87	$37	$314	$104

US$M	4Q Sales	FY Sales
2020	**$501**	**$1,948**
Quantity	($30)	$35
Price	$141	$384
Exchange rates	($3)	$65
2021	**$609**	**$2,432**

US$M	4Q Segment EBITDA	FY Segment EBITDA
2020	**$75**	**$276**
Quantity	$9	$33
Price	$141	$384
Exchange rates	($5)	($6)
Raw materials	($64)	($159)
Energy	($2)	($1)
Transportation	($10)	($32)
Operating and other expenses	$2	$27
2021	**$146**	**$522**

(1) For 4Q'21, comprises of $13 million in specialties and $36 million in commodities; for FY21, $53 million in specialties and $162 million in commodities.
Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.

28

 External phosphate metrics  29  Commodities market  Average prices ($/ton)  4Q’21  4Q’20  YoY Change  3Q’21  QoQ Change  DAPCFR India spot   $809    $369   119%   $643   26%  TSP GranularCFR Brazil spot   $677    $262   158%   $629   8%  SSPCFR Brazil inland 18% to 20% P2O5 spot   $395    $179   121%   $334   18%  SulfurBulk FOB Adnoc Monthly contract   $226    $74   205%   $176   28%  Sources: CRU (Fertilizer week Historical Price January 2022).

Innovative Ag Solutions

Fourth quarter and full year 2021



Innovative Ag Solutions *US$M*	4Q'21	4Q'20	FY'21	FY'20
Segment sales	**$380**	**$163**	**$1,245**	**$731**
Sales to external customers	$374	$158	$1,226	$715
Sales to internal customers	$6	$5	$19	$16
Segment operating profit	**$33**	**$5**	**$121**	**$40**
Depreciation and amortization	$15	$6	$38	$25
Capital expenditures[(1)]	$21	$9	$36	$20
Segment EBITDA	**$48**	**$11**	**$159**	**$65**

US$M	4Q Sales	FY Sales
2020	**$163**	**$731**
New Brazilian Businesses' contribution	$157	$341
Quantity	$23	$71
Price	$38	$60
Exchange rates	($1)	$42
2021	**$380**	**$1,245**

US$M	4Q Segment EBITDA	FY Segment EBITDA
2020	**$11**	**$65**
New Brazilian Businesses' contribution	$28	$60
Quantity	$6	$19
Price	$38	$60
Exchange rates		$4
Raw materials	($27)	($39)
Energy	$1	$1
Transportation	($1)	($2)
Operating and other expenses	($8)	($9)
2021	**$48**	**$159**

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.
(1) Not including capital expenditures for the Brazilian acquisitions in the first half of 2021. For further information, see Note 3 to the company's interim financial statements in the current quarter's 6-K report.

30

Consolidated results analysis

Fourth quarter 2021

US$M	Sales	Expenses	Operating Profit	EBITDA	Notes:
4Q'20	**$1,317**	**($1,178)**	**$139**		
*Total adjustments 4Q'20**	-	*$4*	*$4*		
Adjusted 4Q'20 figures	**$1,317**	**($1,174)**	**$143**	**$268**	
New Brazilian Businesses' contribution	$157	($135)	$22	$28	**Positive** – includes acquisition of Agro Fertiláqua Participações S.A. in January 2021 and Compass Minerals América do Sul S.A. (ADS) in July 2021.
Quantities	$14	($7)	$7	$7	**Positive** – primarily higher sales volumes of acids, Innovative Ag Solutions products, bromine-based industrial solutions, clear brine fluids, phosphorous-based industrial solutions, and specialty minerals products. **Negative** – lower sales volume of potash, phosphate fertilizers and phosphorous-based flame retardants.
Prices	$558	-	$558	$558	**Positive** – primarily increase of $259 in average realized price per ton of potash, increases in selling prices of phosphate-fertilizers, acids, bromine- and phosphorous-based flame retardants, bromine-based industrial solutions and Innovative Ag Solutions products.
Exchange rates	($8)	($10)	($18)	($18)	**Negative** – primarily appreciation of Israeli shekel against U.S. dollar and depreciation of Euro against U.S. dollar.
Raw materials	-	($102)	($102)	($102)	**Negative** – primarily higher prices of sulfur consumed during quarter, commodity fertilizers, ammonia and raw materials used to produce bromine- and phosphorus-based flame retardants.
Energy	-	($20)	($20)	($20)	**Negative** – primarily increase in electricity prices, mainly in Europe.
Transportation	-	($58)	($58)	($58)	**Negative** – primarily higher marine transportation costs.
Operating and other expenses	-	($74)	($74)	($88)	**Negative** – primarily higher operational costs, mainly labor and payments of royalties, which are in-line with increase in revenue.
Adjusted 4Q'21 figures	**$2,038**	**($1,580)**	**$458**	**$575**	
*Total adjustments 4Q'21**	-	*$3*	*$3*		
4Q'21	**$2,038**	**($1,577)**	**$461**		

** See adjustments to reported operating and net income (non-GAAP) in the current quarter's 6-K report.*

31

 Sales by geographic location  32  Fourth quarter 2021  SalesUS$M  Industrial Products    Potash    Phosphate Solutions    Innovative Ag Solutions      4Q’21  4Q’20  4Q’21  4Q’20  4Q’21  4Q’20  4Q’21  4Q’20  Europe   $123    $120    $121    $106    $193    $155    $90    $67   Asia   $170    $121    $199    $116    $148    $151    $39    $27   North America   $95    $66    $81    $45    $121    $90    $33    $27   South America   $15    $17    $236    $66    $92    $52    $168    $5   Rest of World   $19    $12    $61    $46    $55    $53    $50    $37   Total   $422    $336    $698    $379    $609    $501    $380    $163

 Finance expenses  33  Fourth quarter and full year 2021  (1) Average liabilities during given quarter.Note: Numbers may not add, due to rounding and set-offs.  US$M  4Q’21  4Q’20  FY’21  FY’20  Average debt(1)  $2,968  $2,755  $2,914  $2,828  Annual interest rate  4.0%  3.9%  3.8%  3.8%  Interest expenses  $30  $27  $111  $108  Interest income  ($1)  -  ($2)  ($2)  Interest capitalization  ($3)  ($6)  ($18)  ($24)  Interest expenses, net  $26  $21  $91  $82  Total hedging and balance sheet revaluation  $7  $22  $17  $56  Employee benefits interest and other  $5  $3  $14  $20  Net financial expenses  $38  $46  $122  $158

 Adjusted effective tax rate  34  Fourth quarter and full year 2021  (1) See reconciliation table.Note: Numbers may not add, due to rounding and set-offs.  US$M  4Q’21  4Q’20  FY’21  FY’20  Adjusted income before tax(1)  $423  $98  $1,076  $356  Tax rate  17%  19%  21%  21%  Tax expenses  $73  $19  $224  $75  Carryforward losses for which deferred taxes were not recognized and other  ($3)  ($2)  ($13)  $1  Exchange rate impact  ($1)  $8  ($8)  $9  Adjusted tax expenses  $69  $25  $203  $85  Adjusted tax rate  16%  26%  19%  24%  Tax adjustments  $59  ($1)  $57  ($60)  Reported taxes on income  $128  $24  $260  $25  Reported income before taxes  $426  $94  $1,092  $49  Reported effective tax rate  30%  26%  24%  51%

Reconciliation tables

Slide one of two

Calculation of segment EBITDA and margin *US$M*	**Industrial Products** 4Q'21	**Industrial Products** 4Q'20	**Potash** 4Q'21	**Potash** 4Q'20	**Phosphate Solutions** 4Q'21	**Phosphate Solutions** 4Q'20	**Innovative Ag Solutions** 4Q'21	**Innovative Ag Solutions** 4Q'20
Segment sales	**$422**	**$336**	**$698**	**$379**	**$609**	**$501**	**$380**	**$163**
Segment operating profit	**$111**	**$80**	**$244**	**$40**	**$97**	**$21**	**$33**	**$5**
Depreciation and amortization	$18	$23	$44	$43	$49	$54	$15	$6
Segment EBITDA	**$129**	**$103**	**$288**	**$83**	**$146**	**$75**	**$48**	**$11**
Segment EBITDA margin	31%	31%	41%	22%	24%	15%	13%	7%

Calculation of free cash flow *US$M*	4Q'21	4Q'20	FY'21	FY'20
Cash flow from operations	$344	$258	$1,065	$804
Additions to PP&E, intangible assets, and dividends from equity-accounted investees(1)	($178)	($178)	($600)	($616)
Free cash flow	$166	$80	$465	$188

Calculation of adjusted income before tax *US$M*	4Q'21	4Q'20	FY'21	FY'20
Adjusted operating income	$458	$143	$1,194	$509
Finance expenses, net	($38)	($46)	($122)	($158)
Share in earnings of equity-accounted investees and adjustments to financial expenses	$3	$1	$4	$5
Adjusted income before tax	$423	$98	$1,076	$356

(1) Also includes proceeds from sale of property, plants and equipment (PP&E).
Note: Numbers may not add, due to rounding and set-offs.

35

Reconciliation tables  36  Slide two of two  (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters’ earnings release.(2) Quarterly net debt to adjusted EBITDA ratio was calculated by dividing net debt by past four quarters adjusted EBITDA.Note: Numbers may not add, due to rounding and set-offs.  Calculation of adjusted EBITDA US$M  4Q’21  3Q’21  2Q’21  1Q’21  4Q’20  FY’21  FY’20  FY’19  Net income attributable to shareholders of the company  $283  $225  $140  $135  $65  $783  $11  $475  Financing expenses, net  $38  $34  $30  $20  $46  $122  $158  $129  Taxes on income  $128  $45  $64  $23  $24  $260  $25  $147  Minority and equity profit, net  $12  $17  $9  $7  $4  $45  $8  $5  Operating profit  $461  $321  $243  $185  $139  $1,210  $202  $756  Minority and equity profit, net  ($12)  ($17)  ($9)  ($7)  ($4)  ($45)  ($8)  ($5)  Depreciation and amortization  $129  $123  $124  $117  $129  $493  $489  $443  Adjustments(1)  ($3)  ($6)  ($7)  -  $4  ($16)  $307  $4  Adjusted EBITDA  $575  $421  $351  $295  $268  $1,642  $990  $1,198  Net debt to adjusted EBITDA(2) US$M  4Q’21  Net debt  $2,269  Adjusted EBITDA  $1,642   Net debt to adjusted EBITDA  1.4

 Guidance and non-GAAP financial measures  37  GuidanceThe company only provides guidance on a non-GAAP basis. We do not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts necessary for such a reconciliation, in particular because special items, such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected EBITDA (non-GAAP). Our guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products and Innovative Ag Solutions segments and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment as we believe this information is useful to investors in reflecting the specialty portion of our businessNon-GAAP financial measuresWe disclose in this presentation non-IFRS financial measures titled: adjusted operating income, adjusted net income attributable to the company’s shareholders, adjusted EBITDA, adjusted EPS, segment EBITDA, segment EBITDA margin and free cash flow. Our management uses such non-GAAP measures to facilitate operating performance comparisons from period to period and presents free cash flow to facilitate a review of our cash flows. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income.” Certain of these items may recur. We calculate our adjusted net income attributable to the company’s shareholders by adjusting our adjusted operating income, net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income (Non-GAAP)” in our quarterly earnings release, excluding the total tax impact of such adjustments. We calculate our adjusted EBITDA by adding depreciation and amortization back to adjusted operating income. Adjusted EPS is calculated as adjusted net income divided by weighted-average diluted number of ordinary shares outstanding as provided in the reconciliation table under “Calculation of adjusted EPS.” We calculate our segment EBITDA by adding back to our segment profit the depreciation and amortization for each segment. We calculate our segment EBITDA margin by dividing segment EBITDA by revenue. We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding proceeds from the sale of property, plant and equipment, and dividends from equity-accounted investees during such period as presented in the reconciliation table under “Calculation of free cash flow.” You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, adjusted EPS or EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, adjusted EPS as a substitute for EPS, or free cash flow as a substitute for cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, EBITDA and free cash flow may differ from those used by other companies. However, we believe such non-GAAP measures provide useful information to both management and investors by excluding certain expenses management believes are not indicative of our ongoing operations. In particular, for free cash flow, we adjust our CAPEX to include any proceeds from the sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets. We further adjust free cash flow to add dividends from equity-accounted investees because receipt of such dividends affects our residual cash flow. Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non-discretionary expenditures. Our management uses these non-IFRS measures to evaluate the company's business strategies and management's performance. We believe these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance. We present a discussion in the period-to-period comparisons of the primary drivers of changes in the company’s results of operations. This discussion is based, in part, on management’s best estimates of the impact of the main trends in its businesses. We have based the preceding discussion on our financial statements. You should read the preceding discussion together with our financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: February 9, 2022